UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO/A

(Amendment No. 8)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
________________

Celera Corporation
(Name of Subject Company (issuer))

Spark Acquisition Corporation
a wholly owned subsidiary of

Quest Diagnostics Incorporated
(Names of Filing Persons (offerors))
________________

Common Stock, par value $0.01 per share
(Title of Class of Securities)

15100E106
(CUSIP Number of Class of Securities)
________________

William J. O’Shaughnessy, Jr.
Quest Diagnostics Incorporated
3 Giralda Farms
Madison, New Jersey 07940
Telephone:  (973) 520-2700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
_______
Copy to:
Clare O’Brien
Robert M. Katz
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 848-4000

________________

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$683,780,048	$79,386.86

(1)
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $8.00, the per share tender offer price, by 85,472,506 shares of common stock of Celera Corporation, which includes (a) 82,155,471 shares of common stock issued and outstanding (excluding treasury shares), (b) 1,343,777 restricted stock units subject to vesting and (c) 1,973,258 shares of common stock subject to outstanding stock options with an exercise price less than $8.00.

(2)
The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010.  Such fee equals 0.0001161% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $79,386.86	Filing Party: Spark Acquisition Corporation and Quest Diagnostics Incorporated
Form or Registration No.: Schedule TO-T	Date Filed: March 28, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 8 filed with the Securities and Exchange Commission on April 21, 2011, amends and supplements the Tender Offer Statement filed on Schedule TO (as amended or supplemented, the “Schedule TO”) with the Securities and Exchange Commission on March 28, 2011, by Quest Diagnostics Incorporated, a Delaware corporation (“Quest Diagnostics”), and Spark Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Quest Diagnostics (the “Purchaser”).  The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Celera Corporation, a Delaware corporation (“Celera”), at a price of $8.00 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 28, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.  All capitalized terms used in this Amendment No. 8 without definition have the meanings ascribed to them in the Schedule TO.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(H)	Transcript of Quest Diagnostics – Q1 2011 Earnings Conference Call, Event Date/Time: April 20, 2011 / 8:30 AM.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 2011

SPARK ACQUISITION CORPORATION

By:	/s/ Michael E. Prevoznik
	Name:	Michael E. Prevoznik
	Title:	Vice President and Secretary

QUEST DIAGNOSTICS INCORPORATED

By:	/s/ William J. O’Shaughnessy, Jr.
	Name:	William J. O’Shaughnessy, Jr.
	Title:	Assistant General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated March 28, 2011.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)*
Press release issued by Celera Corporation and Quest Diagnostics Incorporated on March 18, 2011, incorporated herein by reference to the Schedule TO-C filed by Quest Diagnostics Incorporated and the Purchaser on March 18, 2011.

(a)(5)(B)*	Summary Advertisement as published in the Wall Street Journal on March 28, 2011.

(a)(5)(C)*	Press release issued by Quest Diagnostics Incorporated on March 28, 2011.

(a)(5)(D)*	Letter from Quest Diagnostics Incorporated to Biotechnology Value Fund, L.P., dated April 1, 2011.

(a)(5)(E)*	Press release issued by Quest Diagnostics Incorporated on April 13, 2011.

(a)(5)(F)*	Press release issued by Quest Diagnostics Incorporated on April 18, 2011.

(a)(5)(G)*	Memorandum of Understanding, dated as of April 18, 2011.

(a)(5)(H)	Transcript of Quest Diagnostics – Q1 2011 Earnings Conference Call, Event Date/Time: April 20, 2011 / 8:30 AM.

(b)(1)*
Credit Agreement, dated as of May 31, 2007, by and among Quest Diagnostics Incorporated, certain subsidiary guarantors and the various lenders party thereto, incorporated herein by reference to Quest Diagnostics Incorporated’s current report filed on Form 8-K on June 6, 2007.

(b)(2)*
Fourth Amended and Restated Credit and Security Agreement, dated as of June 11, 2008, by and among Quest Diagnostics Incorporated, Quest Diagnostics Receivables Inc. and the various lenders thereto (the “Credit Agreement”), incorporated herein by reference to Quest Diagnostics Incorporated’s quarterly report for the quarter ended June 30, 2008 on Form 10-Q, filed on July 24, 2008.

(b)(3)*	Amendment No. 1 to the Credit Agreement, incorporated herein by reference to Quest Diagnostics Incorporated’s 2008 annual report on Form 10-K, filed on February 17, 2009.

(b)(4)*	Amendment No. 2 to the Credit Agreement, incorporated herein by reference to Quest Diagnostics Incorporated’s 2009 annual report on Form 10-K, filed on February 17, 2010.

(b)(5)*	Amendment No. 3 to the Credit Agreement, incorporated herein by reference to Quest Diagnostics Incorporated’s 2010 annual report on Form 10-K, filed on February 16, 2011.

(d)(1)*	Agreement and Plan of Merger, dated as of March 17, 2011, by and among Celera Corporation, Quest Diagnostics Incorporated and the Purchaser.

(d)(2)*	Confidentiality Agreement, dated March 9, 2010, by and between Celera Corporation and Quest Diagnostics Incorporated.

(d)(3)*	Employment Agreement, by and between Kathy Ordoñez and Quest Diagnostics Incorporated, dated as of March 17, 2011.

(d)(4)*	Offer Letter Agreement, by and between Michael Zoccoli and Quest Diagnostics Incorporated, dated as of March 17, 2011.

(d)(5)*	Offer Letter Agreement, by and between Michael Mercer and Quest Diagnostics Incorporated, dated as of March 17, 2011.

(d)(6)*	Offer Letter Agreement, by and between Paul Arata and Quest Diagnostics Incorporated, dated as of March 17, 2011.

(d)(7)*	Amendment No. 1 to Agreement and Plan of Merger, dated as of April 18, 2011, by and among Quest Diagnostics, the Purchaser and Celera.

(g)	Not applicable.

(h)	Not applicable.

____________

*  Previously filed.